December 3, 2018

Klaus M. Belohoubek
Senior Vice President - General Counsel
Dover Downs Gaming & Entertainment, Inc.
1131 North DuPont Highway
Dover, DE 19901

       Re: Dover Downs Gaming & Entertainment, Inc.
           Preliminary Merger Proxy Statement on Schedule 14A
           Filed November 5, 2018
           File No. 001-16791

Dear Mr. Belohoubek:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments by revising your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

        After reviewing any revision to your filing and the information you provide in response to these comments, we may have additional comments.

PREM14A FILED ON NOVEMBER 5, 2018

General

1. Please update your historical and pro-forma financial information in accordance with Rule
       3-12 of Regulation S-X
2. Please provide us with copies of all materials prepared by each of the companies' financial advisors, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books, transcripts, summaries and video presentation materials.
3. We note your references to synergies potentially available in the proposed transaction.
       Please expand your disclosure to elaborate on the nature of the synergies, provide a reasonable basis substantiating them, quantify them to the extent possible, and discuss any material assumptions underlying the synergies disclosed.
 Klaus M. Belohoubek
FirstName LastNameKlaus M. Belohoubek
Dover Downs Gaming & Entertainment, Inc.
Comapany3, 2018
December NameDover Downs Gaming & Entertainment, Inc.
December 3, 2018 Page 2
Page 2
FirstName LastName
Risk Factors
The gaming industry is very competitive , page 33

4. You state that the Combined Company may face competition from other gaming facilities which are able to offer sports wagering services following the enactment of applicable legislation. Please identify states near the Combined Company's properties that currently permit, or have pending legislation intending to permit, sports betting.
Background of the Merger, page 50

5. We note your disclosure on page 51 that shortly after Party A's November 30, 2017 indication of interest, Mr. Sutor told a representative of Party A that Dover Downs believed it may be appropriate to await the outcome of potential legislative initiatives before Dover Downs responded. Please expand your disclosure to specify the legislative initiatives. Please also clarify the outcome of these initiatives and whether they reached a final resolution prior to the March 16, 2018 meeting of the Dover Downs executive committee. To the extent the legislative initiatives were not resolved, please expand your disclosure to discuss any reasons why Dover Downs pursued a transaction with Twin
         River rather than Party A.
6. We note your disclosure indicating that Dover Downs did not specifically respond to Party
         A's November 30, 2017 indication of interest. Please expand your disclosure to clarify whether Dover Downs considered Party A's indication of interest, or Party A's revised indication of interest, received in December 2017. Please also clarify why Dover Downs did not respond to the revised indication of interest in December
2017.
7.       You state that the Committee was formed on March 16, 2018 to assist
Dover Downs
         board of directors in exploring various avenues available to enhance shareholder value.
         Please expand your disclosure to describe the alternatives considered.
8. We note your disclosure that on April 5, 2018, Citizens, on behalf of Dover Downs sent a set of discussion points which outlined a stock-for-stock business combination between
         Twin River and Dover Downs, which valued Twin River at a hypothetical enterprise value of $1,396.8 million and Dover Downs a hypothetical enterprise value of $120.9 million.
         Please discuss how Citizen arrived at these valuations, and any discussions between Dover
         Downs and Citizen prior to presenting the discussion points. Please also clarify when any due diligence of Twin River commenced.
9. We note your disclosure that on April 5, 2018, the Committee resolved to authorize
         Citizen to begin more formal discussions with Twin River relative to price and deal structure. Please clarify whether Citizen considered deal structures alternative to a stock-
         for-stock merger.
 Klaus M. Belohoubek
FirstName LastNameKlaus M. Belohoubek
Dover Downs Gaming & Entertainment, Inc.
Comapany3, 2018
December NameDover Downs Gaming & Entertainment, Inc.
December 3, 2018 Page 3
Page 3
FirstName LastName
10. You state that on April 10, 2018, a representative of Moelis verbally indicated to a representative of Citizens that Twin River was willing to increase the equity consideration to Dover Downs. The revised terms would result in Dover Downs stockholders receiving
         4.3% of the post-closing equity of the combined company. It is unclear how the revised terms differ from the March 7, 2018 offer, as previously described. Please revise to clarify.
11. Please clarify whether Citizen presented the Committee with the April 10, 2018 or April
         16, 2018 proposals from Moelis and whether the Committee reviewed and rejected the proposals.
12. Please revise your discussion on page 54 to identify the material changes in legislation
         Delaware enacted on June 30, 2018 as compared to those that the parties had assumed on
         April 27, 2018.
Recommendation of the Dover Downs Board of Directors; Dover Downs' Reasons for the
Merger
Dover Downs' Reasons for the Merger, page 55

13. We note that the exchange ratio set forth in the Merger Agreement is fixed and thus will not fluctuate up or down based on the market price of a share of Dover Downs common stock or the value of a share of class A common stock prior to the Merger. Please revise to discuss in more detail any material risks related to a change in the market price of common stock or value of class A common stock prior to the Merger.
The Merger
Opinion of the Financial Advisor to the Committee, page 57

14. In paragraph 6 you state that Houlihan Lokey reviewed the publicly available financial terms of certain transactions it deemed relevant. To the extent material, please: 1) clarify the nature of the analysis Houlihan Lokey performed with respect to the transactions referenced; 2) identify the transactions considered; 3) state the criteria used to select the comparable transactions; and 4) disclose whether, and if so why, Houlihan Lokey excluded any transactions meeting the selection criteria from the analyses.
15. We note that management of Dover Downs and Twin Rivers advised Houlihan Lokey that the impact of recent changes in the laws regarding sports betting on the future financial results and condition of the companies was unknown at the time of Houlihan Lokey's opinion and not susceptible to estimation or determination. Please clarify how this disclosure reconciles with Dover Downs decision not to respond to Party A's offer and instead await the outcome of potential legislative initiatives before responding.
 Klaus M. Belohoubek
FirstName LastNameKlaus M. Belohoubek
Dover Downs Gaming & Entertainment, Inc.
Comapany3, 2018
December NameDover Downs Gaming & Entertainment, Inc.
December 3, 2018 Page 4
Page 4
FirstName LastName
Financial Analysis, page 61

16. Please expand your disclosure to discuss how Houlihan Lokey deemed the selected publicly traded companies relevant, and the rationale for using such criteria. Please also clarify whether, and if so why, Houlihan Lokey excluded any companies meeting its selection criteria from the analyses.
Other Matters, page 63

17. You state that Houlihan Lokey and certain of its affiliates "may have" committed to invest in private equity or other investment funds managed or advised by SG, other participants in the Merger or certain of their affiliates and "may have" co-invested with members of the SG Group, other participants in the Merger or their affiliates. Please confirm that any such relationship is immaterial or revise to specifically describe any material relationship that existed during the past two years or is mutually understood to be contemplated as required by Item 1015(b)(4) of Regulation M-A.
The Twin River Projections, page 65

18. We note that the projections of net revenues in 2018 reflect an increase of over 100%
         from 2017 levels as reported in Twin River's financial statements. Given that the projections do not appear in line with historic operating trends, please clarify if the projections reflect anticipated changes or trends.
Twin River's Reasons for the Merger, page 65

19. We note your reference to a potential tender offer or other return of capital transaction after the closing. Please expand your disclosure to discuss whether any such transaction is currently contemplated, or consider revising to remove this reference. Comparative Historical and Unaudited Pro Forma per Share Data, page 99

20. Please tell us and revise your disclosure to describe how you calculated pro forma book value per share. Your expanded disclosures should include the components of your calculation and how the components were derived and/or reference where such components have been disclosed within your filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Klaus M. Belohoubek
Dover Downs Gaming & Entertainment, Inc.
December 3, 2018
Page 5

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Wilson Lee,
Senior Staff Accountant at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or Kim McManus, Senior Counsel, at (202) 551-3215 with any other questions.



                                                             Sincerely,
FirstName LastNameKlaus M. Belohoubek
                                                   Division of Corporation
Finance
Comapany NameDover Downs Gaming & Entertainment, Inc.
                                                   Office of Real Estate and
December 3, 2018 Page 5                            Commodities
FirstName LastName